Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-130074

Pricing Supplement to the Prospectus Supplement No. 543 dated December 1, 2005 — No. 567

The Goldman Sachs Group, Inc. Medium Term Notes, Series B

$69,280,000

Trigger Mandatory Exchangeable Notes due August 2006
(Exchangeable for Common Stock of Google Inc.)

This pricing supplement and the accompanying prospectus supplement no. 543, relating to the trigger mandatory exchangeable notes, should be read together. Because the trigger mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 543 should also be read with the accompanying prospectus dated December 1, 2005, as supplemented by the accompanying prospectus supplement dated December 1, 2005. Terms used here have the meanings given them in the accompanying prospectus supplement no. 543, unless the context requires otherwise.

The trigger mandatory exchangeable notes offered by this pricing supplement, which we call the “offered notes”, have the terms described in the accompanying prospectus supplement no. 543, as supplemented or modified by the following:

Issuer: The Goldman Sachs Group, Inc.

Face amount: each offered note will have a face amount equal to $346.40, which is the initial index stock price; the aggregate face amount for all the offered notes is $69,280,000

Initial index stock price: $346.40

Original issue price: 100% of the face amount

Net proceeds to the issuer: 99.95% of the face amount

Trade date: February 14, 2006

Settlement date (original issue date): February 22, 2006

Stated maturity date: August 22, 2006, unless extended for up to six business days

Interest rate (coupon): the offered notes will not bear interest

Index stock and index stock issuer:

common stock of Google Inc.

CUSIP no.: 38143Y228

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your note on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read “Additional Risk Factors Specific to Your Note” beginning on page S-3 of this pricing supplement and on page S-3 of the accompanying prospectus supplement no. 543 so that you may better understand those risks. The offered notes are not principal-protected and you could lose your entire investment. In addition, the payment amount is capped.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

        Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Pricing Supplement dated February 14, 2006.

Principal amount:

On the stated maturity date, each offered note will be exchanged for index stock at the exchange rate or, at the option of Goldman Sachs, for the cash value of that stock based on the final index stock price.

Exchange rate:

If the final index stock price equals or exceeds the cap price, then the exchange rate will equal the cap fraction times one share of index stock for each $346.40 of the outstanding face amount, regardless of whether the market price of the index stock falls below the threshold price at any time during the measurement period.

If the market price of the index stock does not fall below the threshold price at any time during the measurement period, then:

• if the final index stock price is less than the cap price but equals or exceeds the initial stock price, the exchange rate will equal one share of the index stock for each $346.40 of the outstanding face amount; or

• if the final index stock price is less than the initial index stock price, the exchange rate will equal the threshold fraction times one share of index stock for each $346.40 of the outstanding face amount.

If the market price of the index stock falls below the threshold price at any time during the measurement period, then:

• if the final index stock price is less than the cap price, the exchange rate will equal one share of the index stock for each $346.40 of the outstanding face amount.

The exchange rate is subject to anti-dilution adjustment as described in the accompanying prospectus supplement no. 543.

For purposes of determining the exchange rate, the market price of the index stock will be determined as described in the Section entitled “Special Calculation Provisions — Market Price” on page S-18 of the accompanying prospectus supplement no. 543, except that the words “during regular trading hours” will be inserted after the words “sale price” in the first paragraph and the words “national securities exchange” will mean “U.S. national securities exchange”.

Please note that the amount you receive for each $346.40 of outstanding face amount on the stated maturity date will not exceed the cap price and that it could be substantially less than $346.40. You could lose your entire investment in the offered notes.

Initial index stock price:	$346.40 per share.

Final index stock price:	The closing price of one share of the index stock on the determination date, subject to anti-dilution adjustment.

Cap price:	The initial index stock price times 1.30, which equals $450.32 per share.

Cap fraction:	The cap price divided by the final index stock price.

Threshold price:	The initial index stock price times 0.75, which equals $259.80 per share.

Threshold fraction:	The initial index stock price divided by the final index stock price.

Measurement period:	Any trading day from but not including the trade date up to and including the determination date.

Determination date:	The fifth trading day prior to the stated maturity date unless extended for up to five business days.

No listing:	The offered notes will not be listed on any securities exchange or interdealer market quotation system.

Additional risk factors specific

to your note:

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of Your Note on the Date of this Pricing Supplement (As Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less than the Original Issue Price

The value or quoted price of your note at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your note as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your note or otherwise values your note, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to Your Note — The Market Price of Your Note May Be Influenced by Many Unpredictable Factors” in the accompanying prospectus supplement no. 543.

Furthermore, if you sell your note, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your note; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to Your Note — Your Note May Not Have an Active Trading Market” in the accompanying prospectus supplement no. 543.

Google Inc.:

According to its publicly available documents, Google Inc. is a global technology leader focused on improving the ways people connect with information. Information filed with the SEC by Google Inc. under the Exchange Act can be located by referencing its SEC file number: 000-50726.

Historical trading price

information:

The index stock is traded on The Nasdaq National Market under the symbol “GOOG”. The following table shows the quarterly high, low and final closing prices for the index stock as traded on The Nasdaq National Market for the third and fourth calendar quarters in 2004, from August 18, 2004, for the four calendar quarters in 2005 and for the first calendar quarter in 2006, through February 14, 2006. We obtained the trading price information shown below from Bloomberg Financial Services, without independent verification.

	High	Low	Close
2004
Quarter ended September 30 (from August 18, 2004)	$131.08	$85.00	$129.60
Quarter ended December 31	$197.60	$132.58	$192.79

2005
Quarter ended March 31	$210.86	$174.99	$180.51
Quarter ended June 30	$304.10	$180.04	$294.15
Quarter ended September 30	$316.46	$274.01	$316.46
Quarter ended December 31	$432.04	$296.14	$414.86

2006
Quarter ending March 31 (through February 14, 2006)	$471.63	$343.32	$343.32
Closing price on February 14, 2006			$343.32

As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See “Additional Risk Factors Specific to Your Note — The Market Price of Your Note May Be Influenced by Many Unpredictable Factors” in the accompanying prospectus supplement no. 543.

Hypothetical payment amount:

The tables below show the hypothetical payment amounts that we would deliver on the stated maturity date in exchange for each $346.40 of the outstanding face amount of your note, if the final index stock price were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no anti-dilution adjustments to the exchange rate and no market disruption events. The first table shows the hypothetical payment amounts in the case where the market price of the index stock does not fall below $259.80, the threshold price, at any time during the measurement period. The second table shows the hypothetical payment amounts in the case where the market price does fall below $259.80 at any time during the measurement period.

The prices in the left column represent hypothetical closing prices for one share of index stock on the determination date and are expressed as percentages of the initial index stock price, which equals $346.40 per share. The amounts in the right column represent the hypothetical cash value of the index stock to be exchanged, based on the corresponding hypothetical final index stock prices, and are expressed as percentages of the initial index stock price. Thus, a hypothetical payment amount of 100% means that the cash value of the index stock that we would deliver in exchange for each $346.40 of the outstanding face amount of your note on the stated maturity date would equal 100% of the initial index stock price, or $346.40, based on the corresponding hypothetical final index stock price and the assumptions noted above.

If the market price of the index stock does not fall below the threshold price at any time during the measurement period:

Hypothetical Final Index Stock Price as % of Initial Index Stock Price	Hypothetical Payment Amount as % of $346.40 Face Amount
200%	130%
130%	130%
120%	120%
110%	110%
100%	100%
90%	100%
80%	100%
75%	100%

If the market price of the index stock does fall below the threshold price at any time during the measurement period:

Hypothetical Final Index Stock Price as % of Initial Index Stock Price	Hypothetical Payment Amount as % of $346.40 Face Amount
200%	130%
130%	130%
120%	120%
110%	110%
100%	100%
90%	90%
75%	75%
0%	0%

The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical payment amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read “Additional Risk Factors Specific to Your Note” and “Hypothetical Payment Amounts on Your Note” in the accompanying prospectus supplement no. 543.

Payments on your note are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your note are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” below or in the accompanying prospectus supplement no. 543.

Supplemental Discussion of

Federal Income Tax

Consequences

The following is a general discussion of certain United States federal income tax consequences relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. You should consult your tax advisor concerning the United States federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws, and the possible effects of changes in federal or other tax laws.

The discussion below supplements the discussion of United States federal income taxation in the accompanying prospectus with respect to United States holders.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the note for U.S. federal income tax purposes that will be required under the terms of the note, as discussed below, is a reasonable interpretation of current law. This section applies to you only if you are a United States holder that holds your note as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a regulated investment company;

•	a common trust fund;

•	a person that owns a note as a hedge or that is hedged against interest rate or currency risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based in the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your note should be treated for U.S. federal income tax purposes and as a result, the U.S. federal income tax consequences of your investment in your note are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the note, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

You will be obligated pursuant to the terms of the note — in the absence of an administrative determination or judicial ruling to the contrary — to characterize your note for all tax purposes as a forward contract to purchase the index stock at the stated maturity date for which payment was made on the issue date.

If (1) your note is characterized as described above and (2) we elect to deliver shares of the index stock at the stated maturity date, you would not recognize gain or loss on the purchase of the stock. You would have a tax basis in the index stock equal to your tax basis in your note, less the portion of the tax basis of your note allocable to any fractional share, as described in the next sentence, and would have a holding period in the index stock beginning on the date after the stated maturity date. You would recognize short-term capital gain or loss with respect to cash received in lieu of a fractional share, in an amount equal to the difference between the cash received and the portion of the basis of your note allocable to the fractional share. If we deliver cash at the stated maturity date, you would generally recognize short-term capital gain or loss equal to the difference between the amount of cash received and your tax basis in the note.

If your note is characterized as described above, your tax basis in your note generally would equal your cost for your note. Upon the sale or exchange of your note, you would recognize short-term capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in your note.

There is no judicial or administrative authority discussing how your note should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your note as a debt instrument subject to special rules governing short-term debt instruments, the consequences of which are described in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — United States Holders — Original Issue Discount — Short-Terms Debt Securities.”

It is also possible that the Internal Revenue Service could seek to characterize your note in a manner that results in tax consequences to you different from those described above.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your note.

Hedging:

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see “Additional Risk Factors Specific to Your Note — Our Business Activities May Create Conflicts of Interest Between You and Us” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement no. 543.